Exhibit 99.1

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2024	December 31, 2024	December 31, 2024
		RM	RM	USD

ASSETS
Non-current assets
Property, plant and equipment	4	4,295,691	3,751,455	839,627
Total non-current assets		4,295,691	3,751,455	839,627

Current assets
Inventories	5	9,787,975	10,030,368	2,244,935
Trade and other receivables, net	6	15,424,728	12,246,015	2,740,827
Tax recoverable		380,373	420,927	94,209
Cash and bank balances	7	3,823,689	29,799,637	6,669,570
Total current assets		29,416,765	52,496,947	11,749,541

Total assets		33,712,456	56,248,402	12,589,168

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	8	482	575	129
Capital reserve	9	12,392,392	12,392,392	2,773,588
Share premium	10	-	27,662,918	6,191,342
Foreign currency translation reserve		(3,905)	(484)	(108)
Retained earnings		4,795,312	3,480,708	779,030
Total equity		17,184,281	43,536,109	9,743,981

Non-current liabilities
Trade and other payables	11	1,651,825	895,100	200,336
Lease liabilities	12	1,104,051	473,576	105,993
Total non-current liabilities		2,755,876	1,368,676	306,329

Current liabilities
Trade and other payables	11	12,158,156	9,862,531	2,207,370
Lease liabilities	12	1,228,069	1,226,671	274,546
Deferred tax liabilities	13	386,074	254,415	56,942
Total current liabilities		13,772,299	11,343,617	2,538,858

Total liabilities		16,528,175	12,712,293	2,845,187

Total equity and liabilities		33,712,456	56,248,402	12,589,168

The accompanying notes are an integral part of these consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

		For the Six Months Ended
	Note	December 31, 2023	December 31, 2024	December 31, 2024
		RM	RM	USD

Revenue	14	10,847,686	11,171,023	2,500,229
Cost of sales		(9,591,134)	(10,288,382)	(2,302,682)
Gross profit		1,256,552	882,641	197,547

Operating expenses:
Selling and distribution expenses		(250,720)	(232,322)	(51,997)
General and administrative expenses		(1,571,857)	(1,826,914)	(408,889)
		(1,822,577)	(2,059,236)	(460,886)

Loss from operations		(566,025)	(1,176,595)	(263,339)

Other income/(expenses):
Interest income		15,428	10,947	2,450
Interest expense	15	(239,128)	(121,811)	(27,263)
Other income	16	19,692	256,605	57,432
Other expenses	17	(42,480)	(415,409)	(92,974)
		(246,488)	(269,668)	(60,355)

Loss before income tax	18	(812,513)	(1,446,263)	(323,694)
Income tax (expense)/benefit	19	(51,282)	131,659	29,467

Loss for the period		(863,795)	(1,314,604)	(294,227)

Other comprehensive income:
Exchange differences on translating foreign operations		1,675	3,421	766
Total comprehensive loss attributable to equity owners of the Company		(862,120)	(1,311,183)	(293,461)

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share		(0.08)	(0.11)	(0.03)

	December 31, 2023	December 31, 2024	December 31, 2024

Weighted average number of ordinary shares used in computing basic and diluted earnings	11,250,000	11,538,614	11,538,614

The accompanying notes are an integral part of these consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Capital reserve	Share premium	Foreign currency translation reserve	Retained earnings	Total equity
	RM	RM	RM	RM	RM	RM

Balance at July 1, 2023	482	12,392,392	-	(2,707)	6,794,774	19,184,941
Loss for the period	-	-	-	-	(863,795)	(863,795)
Other comprehensive income:
Exchange differences on translating foreign operations	-	-	-	1,675	-	1,675

Balance at December 31, 2023	482	12,392,392	-	(1,032)	5,930,979	18,322,821
Balance at July 1, 2024	482	12,392,392	-	(3,905)	4,795,312	17,184,281
Issuance of Class A Ordinary Shares in relation to an initial public offering (including over-allotment option of Class A Ordinary Shares)	93	-	27,662,918	-	-	27,663,011
Loss for the period	-	-	-	-	(1,314,604)	(1,314,604)
Other comprehensive income:
Exchange differences on translating foreign operations	-	-	-	3,421	-	3,421
Balance at December 31, 2024	575	12,392,392	27,662,918	(484)	3,480,708	43,536,109
Balance at December 31, 2024 (USD)	129	2,773,588	6,191,342	(108)	779,030	9,743,981

The accompanying notes are an integral part of these financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	Note	December 31, 2023	December 31, 2024	December 31, 2024
		RM	RM	USD

Cash flows from operating activities
Loss before tax		(812,513)	(1,446,263)	(323,694)

Adjustments for:
Depreciation of property, plant and equipment	4	617,159	611,588	136,882
Gain on disposal of plant and equipment	16	-	(248,949)	(55,718)
Interest expense	15	239,128	121,811	27,263
Interest income		(15,428)	(10,947)	(2,450)
Property, plant and equipment written off		3	1	-
Inventories write-down		71,449	266,009	59,536
Inventories written off		(843)	(14,228)	(3,184)
Reversal of inventories write-down		(4,944)	(180,937)	(40,496)
Operating cash flows before working capital changes		94,011	(901,915)	(201,861)

Changes in working capital:
Inventories		1,388,924	(313,237)	(70,106)
Trade and other receivables		654,504	3,182,555	712,300
Trade and other payables		(1,147,722)	(2,164,792)	(484,510)
Cash generated from / (used in) operating activities		989,717	(197,389)	(44,177)
Income tax paid		(56,898)	(40,554)	(9,077)
Net cash generated from / (used in) operating activities		932,819	(237,943)	(53,254)

Cash flows from investing activities
Interest income		11,883	7,105	1,590
Purchase of plant and equipment		(131,511)	(67,360)	(15,076)
Proceeds from disposal of plant and equipment		-	248,956	55,720
Net cash (used in) / generated from investing activities		(119,628)	188,701	42,234

Cash flows from financing activities
Proceeds from initial public offering (including over-allotment option)		-	27,663,011	6,191,363
Advances from a related party		2,583,474	220,854	49,430
Repayment of loans to related parties		(2,637,000)	(1,078,100)	(241,294)
Interest paid to related parties		(222,699)	(86,013)	(19,251)
Repayment of lease liabilities		(652,896)	(671,838)	(150,367)
Interest paid for lease liabilities		(41,666)	(22,724)	(5,086)
Short-term deposits pledged		(1,500)	(1,117,375)	(250,084)
Net cash (used in)/ generated from financing activities		(972,287)	24,907,815	5,574,711

Net change in cash and cash equivalents, and restricted cash		(159,096)	24,858,573	5,563,691
Cash and cash equivalents, and restricted cash at beginning of period		4,552,611	3,493,475	781,888
Cash and cash equivalents, and restricted cash at end of period	7	4,393,515	28,352,048	6,345,579

A reconciliation of liabilities arising from financing activities as follows:

	At beginning		Non-cash changes	At end of
	of financial		Interest	financial
	period	Cash flows	expense	period
	RM	RM	RM	RM
2024
Lease liabilities	2,332,120	(671,838)	39,965	1,700,247
Loans from related parties	3,539,625	(1,078,100)	-	2,461,525
Advances from a related party	5,250,465	220,854	-	5,471,319
	11,122,210	(1,529,084)	39,965	9,633,091

2023
Lease liabilities	3,538,966	(652,896)	58,857	2,944,927
Loans from related parties	6,997,500	(2,637,000)	-	4,360,500
Advances from a related party	2,044,063	2,583,474	-	4,627,537
	12,580,529	(706,422)	58,857	11,932,964

The accompanying notes are an integral part of these consolidated financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Linkers Industries Limited (the “Company”) is incorporated in British Virgin Islands on December 8, 2022 and its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands. The principal place of business of the Company is Lot A99, Jalan 2A-3, Lot A101 and A102, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia.

These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

		Percentage of effective ownership
Name of subsidiary		held by the Company
(Country of incorporation and principal place of business)	Principal activities	June 30, 2024	December 31, 2024

TEM SP Limited	Investment holding	100%	100%
(British Virgin Islands)

TEM Electronics (M) Sdn Bhd	Manufacturing of connectors,	100%	100%
(Malaysia)	assemblies and wire harness

In order to facilitate the Company’s initial public offering, the Company completed a series of reorganization transactions (the “Reorganization”), whereby, each of the operating and holding entities under the controlling shareholder’s common control before and after the Reorganization, were ultimately contributed to the Company.

On November 15, 2022, Mr. Man Tak Lau, who is the controlling shareholder, incorporated TEM SP Limited. a company incorporated in BVI.

On December 14, 2022, TEM Group Limited, a company incorporated in BVI, whom Mr. Man Tak Lau is the controlling shareholder, transferred 100% issued share capital of TEM Electronics (M) Sdn Bhd to TEM SP Limited for a total consideration of RM 20,143,836.

On December 21, 2022, Mr. Man Tak Lau transferred 100% issued share capital of TEM SP Limited to the Company.

The Reorganization was completed on December 21, 2022. Through the Reorganization, the Company became the holding company of the subsidiaries comprising the Group. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of common control as if the Reorganization had been completed at the beginning of the first reporting period.

There have been no significant changes in the nature of these activities during the financial periods ended December 31, 2024 and December 31, 2023.

2.	Material accounting policy information

2.1	Basis of preparation

The unaudited interim condensed consolidated financial statements of the Company do not include all the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for a complete set of financial statements. Certain information and footnote disclosures, which are normally included in audited consolidated financial statements prepared in accordance with IFRS, have been condensed or omitted pursuant to Article 10 of Regulations S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary to present a fair statement of the Company’s statement of financial position as at December 31, 2024, and the statement of profit or loss and comprehensive income, changes in equity and cash flows for the six months ended December 31, 2024 and 2023.

The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended June 30, 2024 and 2023, and related notes included in the audited consolidated financial statements.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2024. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these unaudited interim condensed consolidated financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the unaudited interim condensed consolidated financial statements of the Group and Company in the period of their initial adoption.

2.2	Revenue

Revenue from sales of goods in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

2.	Material accounting policy information (Cont’d)

2.2	Revenue (Cont’d)

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognizes revenue at a point in time when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sales of connectors, assemblies and wire harness, the Group typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and terms of payment. These terms serve as the basis of the performance obligations that the Group must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods has occurred, which is when the goods have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with terms and conditions ie. Free on Board (“FOB”) or Delivered Duty Unpaid (“DDU”), as stipulated in the contracts with customers. The completion of the performance obligation is evidenced by customer’s acceptance/acknowledgement indicating receipt of the products, or other objective evidence indicating customer’s acceptance has been satisfied. No significant element of financing is deemed present as typical payment terms range from 30 to 120 days from the date of issuance of invoice.

All products sold by the Group are not given right of return. The Group offer a standard warranty on certain products for a period of 1 – 5 years to a specific group of customers. This warranty covers defects in products under normal usage conditions. The warranty against defect is not accounted for as separate performance obligation. No extended warranty options are available beyond the standard warranty period.

2.	Material accounting policy information (Cont’d)

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the unaudited interim condensed consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the unaudited interim condensed consolidated financial statements;

●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

2.	Material accounting policy information (Cont’d)

2.3	Basis of consolidation (Cont’d)

Acquisition (Cont’d)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

2.4	Convenience translation

Translations of amounts in the unaudited interim condensed consolidated statements of financial position, unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statements of cash flows from Ringgit Malaysia (“RM”) into United States Dollar (“USD”) as of and for the period ended June 30, 2024 and December 31, 2024 are solely for the convenience of the reader and were calculated at the noon middle rate of USD1 – RM 4.7157 and USD1 – RM 4.4680 respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

2.	Material accounting policy information (Cont’d)

2.5	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Plant and machinery	2 – 10 years
Office equipment	2 – 5 years
Computer systems	2 – 5 years
Renovation	2 – 5 years
Tester and tools	2 – 10 years
Motor vehicles	5 years
Leasehold premises	Over the lease term of 3 – 6 years

Fully depreciated property, plant and equipment are retained in the unaudited interim condensed consolidated financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.	Material accounting policy information (Cont’d)

2.6	Financial assets

Classification and measurement

The Group classifies its financial assets in the following measurement categories:

●	Amortized cost;

●	Fair value through other comprehensive income (“FVOCI”); and

●	Fair value through profit or loss (“FVPL”).

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

2.	Material accounting policy information (Cont’d)

2.6	Financial assets (Cont’d)

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and cash equivalents, and trade and other receivables.

There are three subsequent measurement categories, depending on the Group’s business model for managing the asset and the cash flow characteristics of the asset:

Amortized cost

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

Fair value through other comprehensive income

Debt instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVOCI. Movements in fair values are recognized in other comprehensive income and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and presented in “other income” or “other expenses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”.

Fair value through profit or loss

Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in profit or loss in the period in which it arises and presented in “other income” or “other expenses”.

Impairment

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

2.	Material accounting policy information (Cont’d)

2.6	Financial assets (Cont’d)

Impairment (Cont’d)

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount previously recognized in other comprehensive income relating to that asset is reclassified to profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.	Material accounting policy information (Cont’d)

2.7	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work-in-progress comprises direct materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) that have been incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and applicable variable selling expenses.

2.8	Foreign currency translations and balances

Functional and presentation currency

Items included in the unaudited interim condensed consolidated financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company and its subsidiary incorporated in BVI is USD, and the operating subsidiary incorporated in Malaysia is Ringgit Malaysia. The unaudited interim condensed consolidated financial statements are presented in RM, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

2.	Material accounting policy information (Cont’d)

2.8	Foreign currency translations and balances (Cont’d)

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.9	Cash and cash equivalents

Cash and bank balances in the consolidated statements of financial position comprise cash on hand, bank balances and pledged deposits which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. For the purposes of the unaudited interim condensed consolidated statements of cash flows, cash and cash equivalents excludes any pledged deposits.

2.10	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the period, adjusted for own shares held, if any.

Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

3.	Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Information about judgements made in applying accounting policies in the following notes:

Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g. construction of significant leasehold improvements or significant customization to the leased asset).

Determination of functional currency

In determining the functional currency, judgement is used by the Group to determine the currency of the primary economic environment in which the entities operate. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Allowance for expected credit losses of trade receivables – third parties

The Group uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

Allowance for write-down of inventories

Inventory is valued at the lower of cost and net realizable value. Management reviews the Group’s inventory levels in order to identify slow-moving and obsolete inventory and identifies items of inventory which have a market price, being the selling price quoted from the market of similar items, that is lower than its carrying amount. Management then estimates the amount of inventory loss as an allowance on inventory. Changes in demand levels, technological developments and pricing competition could affect the saleability and values of the inventory which could then consequentially impact the Group’s results.

3.	Use of estimates and assumptions (Cont’d)

Depreciation of property, plant and equipment

The Group depreciates property, plant and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property, plant and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset was already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

4.	Property, plant and equipment

	Plant and machinery	Leasehold premises	Computer systems and office equipment	Renovation	Tester and tools	Motor vehicles	Total	Total
	RM	RM	RM	RM	RM	RM	RM	USD
Cost:
Balance at July 1, 2023	9,324,610	2,801,531	1,842,185	1,314,174	2,343,096	73,287	17,698,883	3,961,254
Additions	130,226	-	38,593	312,053	49,105	51,350	581,327	130,109
Write-off	(146,444)	-	(54,675)	(6,922)	-	-	(208,041)	(46,562)
Balance at June 30, 2024	9,308,392	2,801,531	1,826,103	1,619,305	2,392,201	124,637	18,072,169	4,044,801
Additions	25,798	-	1,580	27,540	12,442	-	67,360	15,076
Disposal	(2,685,391)	-	-	-	(20,930)		(2,706,321)	(605,712)
Write-off	-	-	-	(4,950)	-	-	(4,950)	(1,108)
Balance at December 31, 2024	6,648,799	2,801,531	1,827,683	1,641,895	2,383,713	124,637	15,428,258	3,453,057

Accumulated depreciation
Balance at July 1, 2023	6,441,733	1,307,619	1,733,226	1,277,645	1,905,355	73,285	12,738,863	2,851,133
Depreciation	517,006	458,923	82,916	41,586	141,797	3,423	1,245,651	278,794
Write-off	(146,444)	-	(54,671)	(6,921)	-	-	(208,036)	(46,561)
Balance at June 30, 2024	6,812,295	1,766,542	1,761,471	1,312,310	2,047,152	76,708	13,776,478	3,083,366
Depreciation	241,064	229,461	23,215	41,588	71,125	5,135	611,588	136,882
Disposal	(2,685,386)	-	-	-	(20,928)		(2,706,314)	(605,710)
Write-off	-	-	-	(4,949)	-	-	(4,949)	(1,108)
Balance at December 31, 2024	4,367,973	1,996,003	1,784,686	1,348,949	2,097,349	81,843	11,676,803	2,613,430

Carrying amount
Balance at June 30, 2024	2,496,097	1,034,989	64,632	306,995	345,049	47,929	4,295,691	961,435

Balance at December 31, 2024	2,280,826	805,528	42,997	292,946	286,364	42,794	3,751,455	839,627

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class.

5.	Inventories

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
Raw materials	6,641,985	6,672,921	1,493,492
Work-in-progress	384,463	648,666	145,180
Finished goods	2,027,588	2,129,832	476,686
Goods-in-transit	711,981	542,613	121,444
Packaging materials	21,958	36,336	8,133
	9,787,975	10,030,368	2,244,935

6.	Trade and other receivables, net

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
Trade receivables - third parties	7,119,565	5,876,653	1,315,276
Less: Allowance for expected credit losses of trade receivables – third parties	(243,021)	(243,021)	(54,391)
	6,876,544	5,633,632	1,260,885

Deposits	188,181	200,401	44,852
Prepayments	8,395	6,342,564	1,419,553
Advance to suppliers	295,827	63,958	14,315
Deferred IPO expenses	8,054,139	-	-
Sundry receivables	1,642	5,460	1,222
	15,424,728	12,246,015	2,740,827

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 120 days’ (June 30 2024: 30 to 120 days’) credit terms.

Prepayments mainly comprise professional fees paid in advance for business development and marketing activities. These costs will be amortised over the expected benefit period of two to three years, in line with the Group’s policy to match expenses with the period in which the related economic benefits are expected to be realised.

The movement in allowance for expected credit losses of trade receivables – third parties computed based on lifetime ECL was as follows:

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
At beginning and end of financial year/period	243,021	243,021	54,391

6.	Trade and other receivables, net (Cont’d)

In prior year, included within trade and other receivables are deferred IPO expenses amounting to RM 8,054,139. These costs include professional fees that are directly attributable to the preparation of the Group’s proposed listing on Nasdaq Capital Market.

7.	Cash and bank balances

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
Cash and bank balances	3,493,475	28,352,048	6,345,579
Fixed deposits	330,214	1,447,589	323,991
	3,823,689	29,799,637	6,669,570

The fixed deposits bear interest of 2.80% (June 2024: 2.80%) per annum and for tenor of 365 (June 2024: 365) days. The fixed deposits are due for renewal in May 2025 (June 2024: May 2025).

Fixed deposits amounted to RM 328,714 (June 2024: RM 330,214) are pledged to a financial institution as security for bank guarantee granted to the Group.

A deposit amounted to RM 1,118,875 (June 2024: Nil) are parked at Wilmington Trust per Escrow agreement.

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
Cash and bank balances	3,823,689	29,799,637	6,669,570
Less: Fixed deposits pledged	(330,214)	(1,447,589)	(323,991)
Cash and cash equivalents per consolidated statements of cash flows	3,493,475	28,352,048	6,345,579

8.	Share capital

	Ordinary shares – Class A	Ordinary shares – Class B	Total
	Number of shares	Number of shares	Number of shares	RM	USD
Paid-up capital
Balance at July 1, 2023 and June 30, 2024	8,750,000	2,500,000	11,250,000	482	108
New issued shares	2,185,000	-	2,185,000	93	21
Balance at December 31, 2024	10,935,000	2,500,000	13,435,000	575	129

As of June 30, 2024, the Company has authorized and issued 8,750,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares.

On December 6, 2024, the Company completed its IPO and listed its Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “LNKS”. With the IPO, the Company received aggregate gross proceeds of US$7,600,000, prior to deducting underwriting discounts and other offering expenses and a total of 1,900,000 Class A Ordinary Shares were issued.

On December 19, 2024, the representative of the underwriters for the IPO fully exercised the over-allotment option to purchase additional 285,000 Class A Ordinary Shares of the Company. As a result of which, the Company received additional aggregate gross proceeds of US$1,140,000.

As of 31 December 2024, the Company has authorized and issued 10,935,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares.

9.	Capital reserve

Capital reserve represents non-distributable reserve which arose from waiver of inter-company balances in prior years, net of merger reserve.

10.	Share Premium

Share premium includes any premiums received on the issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

11.	Trade and other payables

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD

Non-current
Loans from a related party (Note 19)	1,651,825	895,100	200,336

Current
Trade payables – third parties	969,110	1,319,572	295,338
Loans from a related party (Note 19)	1,887,800	1,566,425	350,588
Amount due to related parties, net (Note 19)	128,523	246,762	55,228
Advances from a related party (Note 19)	5,250,465	5,471,319	1,224,557
Other payables	289,091	225,606	50,494
Provision	48,000	48,000	10,743
Accrued expenses	3,585,167	984,847	220,422
	12,158,156	9,862,531	2,207,370
	13,809,981	10,757,631	2,407,706

11.	Trade and other payables (Cont’d)

Trade payables are non-interest bearing and are normally settled on 30 to 90 days’ (June 30: 30 to 90 days’) credit term.

Accrued expenses mainly consisted of staff cost, contract workers’ cost, interest payables, freight charges and professional fees.

Amount due to related parties, net is unsecured, non-interest bearing and repayment on demand.

Advances from a related party are non-trade in nature, unsecured and non-interest bearing. The advances were used to finance the Group’s proposed IPO on Nasdaq Capital Market.

The provision pertained to estimated costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

Loans from a related party are unsecured, bear interest at 4.5% (June 30: 4.5%) per annum and expected to be settled in cash. The loans are due for repayment in August 2025 and August 2026.

12.	Lease liabilities

Group as a lessee

The Group has lease contracts for leasehold premises and plant and machinery. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group also has certain leases with lease terms of 12 months or less and leases with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Carrying amount of right-of-use assets presented within property, plant and equipment

	Leasehold premises	Plant and machinery	Total	Total
	RM	RM	RM	USD
At July 1, 2023	1,493,912	2,505,777	3,999,689	895,185
Depreciation	(458,923)	(348,515)	(807,438)	(180,716)
At June 30, 2024	1,034,989	2,157,262	3,192,251	714,469
Depreciation	(229,461)	(174,258)	(403,719)	(90,358)
At December 31, 2024	805,528	1,983,004	2,788,532	624,111

12.	Lease liabilities (Cont’d)

Group as a lessee (Cont’d)

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the unaudited interim condensed consolidated financial statements, and the maturity analysis of lease liabilities is disclosed in Note 22.

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
Current	1,228,069	1,226,671	274,546
Non-current	1,104,051	473,576	105,993
	2,332,120	1,700,247	380,539

Amounts recognized in profit or loss

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Depreciation of right-of-use assets	403,719	403,719	90,358
Interest expense on lease liabilities (Note 15)	100,524	62,689	14,031
Short-term lease expenses (Note 18)	32,347	35,046	7,844
	536,590	501,454	112,233

13.	Deferred tax liabilities

Movement in deferred tax liabilities are as follows:

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
Accelerated tax depreciation
At beginning of financial year/period	218,718	386,074	86,409
Charged to profit or loss (Note 19)	167,356	(131,659)	(29,467)
At end of financial year/period	386,074	254,415	56,942

14.	Revenue

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Sales of goods – transfer at a point in time	10,847,686	11,171,023	2,500,229

15.	Interest expense

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Interest expense on loan payables to related companies	138,604	59,122	13,232
Interest on lease liabilities (Note 12)	100,524	62,689	14,031
	239,128	121,811	27,263

16.	Other income

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Gain on disposal of plant and equipment	-	248,949	55,718
Proceeds from sale of scraped materials	19,692	-	-
Sundry income	-	7,656	1,714
	19,692	256,605	57,432

17.	Other expenses

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Loss on foreign exchange, net	42,480	415,409	92,974

18.	Loss before income tax

Loss before income tax from operations has been determined after inclusion of the following charges. The expenses by nature of the Group are also disclosed in the charges below:

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Cost of sales
Cost of materials	6,142,788	7,347,238	1,644,413
Employee benefits expense
- Salaries and related costs	2,635,213	2,231,026	499,334
- Defined contribution plan	231,179	188,250	42,133

Selling and distribution expenses
Freight outwards	119,342	173,926	38,927
Short-term lease expenses - Rental of warehouse (Note 12)	32,347	26,046	5,830

General and administrative expenses
Employee benefits expense
- Salaries and related costs	718,489	843,405	188,766
- Defined contribution plan	86,982	98,828	22,119
- Staff welfare	87,893	40,655	9,099
Legal and professional fees	94,029	70,707	15,825
Short-term lease expenses - Rental of office (Note 12)	-	9,000	2,014

19.	Income tax expense

The major components of income tax expense recognized in profit or loss for the periods ended December 31, 2023 and 2024 were:

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Deferred taxation
Current period (Note 13)	51,282	(131,659)	(29,467)
	51,282	(131,659)	(29,467)

Relationship between tax expense and accounting loss

Domestic income tax is calculated at 24% (2023: 24%) of the estimated assessable profits for the financial periods. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation between tax expense and the product of accounting losses multiplied by Malaysia income tax rate for the financial periods ended December 31, 2023 and 2024 were as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Loss before income tax	(812,513)	(1,446,263)	(323,694)

Tax calculated at tax rate of 24% (2023: 24%)	(195,003)	(347,103)	(77,687)

Effects of:
Expenses not deductible for tax purposes	248,404	121,538	27,202
Tax concessions and deductions	(223,460)	(180,872)	(40,482)
Deferred tax assets not recognized	299,280	289,307	64,751
Utilization of deferred tax assets previously not recognized	(47,760)	(15,905)	(3,560)
Others	(30,179)	1,376	309
	51,282	(131,659)	(29,467)

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Group has unabsorbed tax losses of approximately RM2,408,000 (June 2024: RM1,050,000) and capital allowances of approximately RM 1,839,000 (June 2024: RM 1,539,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The unabsorbed business losses are to be carried forward for 10 consecutive years of assessment. Unabsorbed capital allowances have no expiry date. Deferred tax assets have not been recognized in respect of the tax losses and capital allowances due to uncertainty in the availability of future taxable profit against which the Group can utilize these tax benefits.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and its subsidiary, TEM SP Limited is not subject to any income tax.

20.	Significant related party transactions and balances

Other than those disclosed elsewhere in the unaudited interim condensed consolidated financial statements, significant related party transactions during the period on terms agreed between the Group and its related parties were as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD

SEAP Trading Pte Ltd
Sales to	3,163	29,976	6,709
Interest expense - non-trade	138,604	-	-

TEM Electronics (Jiangmen) Co Ltd
Sales to	2,455	-	-
Purchase from	214,893	756,312	169,273

BAP Trading Co Ltd
Purchase from	167,294	274,705	61,483

New Universe Industries Ltd
Advance for listing expenses	2,583,474	220,854	49,430

Balances with related parties

	June 30, 2024	December 31, 2024	December 31, 2024
	RM	RM	USD
Trade receivables
TEM Electronics (Jiangmen) Co Ltd	2,244	-	-
SEAP Trading Pte. Ltd.	39,876	11,495	2,573

Trade payables
BAP Trading Co Ltd	(70,354)	(105,913)	(23,705)

Non-trade payables
BAP Trading Co Ltd	(100,289)	(152,344)	(34,096)
Amount due to related parties, net	(128,523)	(246,762)	(55,228)

Advances from a related party
New Universe Industries Ltd	5,250,465	5,471,319	1,224,557

Loans from a related party
SEAP Trading Pte. Ltd. (1)
Current	1,887,800	1,566,425	350,588
Non-current	1,651,825	895,100	200,336
	3,539,625	2,461,525	550,924

(1)	The loans from SEAP Trading Pte. Ltd. are due for repayment in August 2025 and August 2026.

20.	Significant related party transactions and balances (Cont’d)

Key management personnel

Key management personnel are directors of the Group and those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

The remuneration of key management personnel of the Group during the financial periods were as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Salaries and related costs	185,265	94,088	21,058
Defined contribution plan	22,151	11,244	2,517
	207,416	105,332	23,575

21.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the COO (“Chief Operating Officer”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the business of sales of connectors, assemblies and wire harness. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customers

The Group’s non-current assets are based in Malaysia.

The following table breaks down revenue by geographic location of the Group’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Thailand	5,363,142	5,309,432	1,188,324
Malaysia	3,797,780	2,644,241	591,818
Switzerland	849,109	3,094,611	692,617
United States of America	707,872	36,126	8,085
Others (a)	129,783	86,613	19,385
	10,847,686	11,171,023	2,500,229

(a)	No revenue from other single country amounted to 3% or more of the Group’s revenue.

22.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

The directors reviews and agrees policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Internal credit rating

●	External credit rating

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Actual or expected significant changes in the operating results of the debtor

●	Significant increases in credit risk on other financial instruments of the same debtor

●	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

22.	Financial risk management (Cont’d)

Credit risk (Cont’d)

The Group determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired

III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit-impaired

IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			RM	RM	RM	USD
December 31, 2024
Trade receivables	II Note 1	Lifetime ECL (Simplified)	5,876,653	(243,021)	5,633,632	1,260,885
Other receivables	I Note 2	12-month ECL	205,861	-	205,861	46,074
Cash and bank balances	I Note 3	12-month ECL	29,799,637	-	29,799,637	6,669,570

22.	Financial risk management (Cont’d)

Credit risk (Cont’d)

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			RM	RM	RM	USD
June 30, 2024
Trade receivables	II Note 1	Lifetime ECL (Simplified)	7,119,565	(243,021)	6,876,544	1,539,065
Other receivables	I Note 2	12-month ECL	189,823	-	189,823	42,485
Cash and bank balances	I Note 3	12-month ECL	3,823,689	-	3,823,689	855,794

Trade receivables (Note 1)

For trade receivables, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Group considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Group has identified the country’s risk including the country’s real GDP and unemployment rate in which it sells goods to be the most relevant factor and the historical loss rates is adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	USD
December 31, 2024
Not past due	5,020,958	(193,386)	4,827,572	1,080,477
< 30 days	653,917	(19,109)	634,808	142,079
31 days to 60 days	175,665	(19,245)	156,420	35,009
61 days to 90 days	6,490	(196)	6,294	1,409
91 days to 120 days	-	-	-	-
>120 days	19,623	(11,085)	8,538	1,911
	5,876,653	(243,021)	5,633,632	1,260,885

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	USD
June 30, 2024
Not past due	5,806,342	(206,183)	5,600,159	1,187,557
< 30 days	1,039,791	(26,259)	1,013,532	214,927
31 days to 60 days	271,389	(10,497)	260,892	55,324
61 days to 90 days	1,344	(54)	1,290	274
91 days to 120 days	699	(28)	671	142
>120 days	-	-	-	-
	7,119,565	(243,021)	6,876,544	1,458,224

22.	Financial risk management (Cont’d)

Credit risk (Cont’d)

Other receivables (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and cash equivalents (Note 3)

Cash and cash equivalents are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group has no significant concentration of credit risk except for those significant customers disclosed below. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	December 31, 2023	December 31, 2024	December 31, 2024
	RM	RM	USD
Customer A	5,310,365	5,235,428	1,171,761
Customer B	849,109	3,094,611	692,617
Customer C	1,971,634	907,164	203,036
	8,131,108	9,237,203	2,067,414

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations, bank borrowings, and advances and loans from related parties, if necessary.

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of December 31, 2024, our cash and bank balances amounted to approximately RM 29.8 million, our current assets were approximately RM 52.5 million, and our current liabilities were approximately RM 11.3 million.

22.	Financial risk management (Cont’d)

Liquidity risk (Cont’d)

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its products, economic conditions, its operating results continuing to deteriorate and its shareholders and related parties being unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from loans from related parties.

The Group periodically review its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable level.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the reporting period.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily United States Dollar (“USD”) and Euro (“EUR”).

23.	Fair value of assets and liabilities

Cash and cash equivalents, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities and loans from related parties

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

24.	Capital management

The Group manage their capital to ensure that the Group is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, reserves and retained earnings as presented in the statements of changes in equity.

The Group manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial periods ended June 30 and December 31, 2024. The overall strategy remained unchanged from 2024.

25.	Events after reporting period

The Company has assessed all events from December 31, 2024, up through April 17, 2025 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated unaudited interim condensed consolidated financial statements except the below matter.

On March 10, 2025, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 24, 2025 to March 7, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Nasdaq has provided the Company with an 180 calendar days compliance period, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.